UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39911

Patria Investments Limited

(Exact name of registrant as specified in its charter)

18 Forum Lane, 3rd floor,

Camana Bay, PO Box 757, KY1-9006

Grand Cayman, Cayman Islands

+1 345 640 4900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Patria Reports December 2022 Investor Presentation

Grand Cayman, Cayman Islands, December 6, 2022 – Patria (Nasdaq: PAX) announced at their 2022 Investor Day held on December 5, 2022, an outlook on key financial measures and metrics targeted to be achieved through 2025. This outlook included:

•	Total AUM of approximately $50 billion by the end of 2025;

•	Fee Earning AUM of approximately $35 billion by the end of 2025;

•	Total Capital Formation (Total AUM inflows organic + inorganic) of $20 billion between 2022 and 2025;

•	Fee Related Earnings reaching $150 million in 2023;

•	Fee Related Earnings reaching $200-225 million by 2025; and

•	Distributable Earnings totaling $4.50 to $5.00 per share in aggregate for the 3-year period between 2023 and 2025.

The full presentation is available at: ir.patria.com/news-events/presentations/

About Patria

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $26.5 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Josh Wood

t +1 917 769 1611

josh.wood@patria.com

Andre Medina

t +1 345 640 4904

andre.medina@patria.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Marco Nicola D’Ippolito
	Name:	Marco Nicola D’Ippolito
	Title:	Chief Financial Officer

Date: December 6, 2022